Exhibit 99.6

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

22 February 2008

Imperial Tobacco Group PLC Announces the Posting of a Supplementary Circular to its Shareholders in Relation to the Acquisition of Altadis, S.A.

In accordance with the UK Listing Rules, Imperial Tobacco Group PLC (“Imperial Tobacco”) is today posting a supplementary circular to its shareholders in relation to the acquisition of Altadis, S.A. (“Altadis”).

Further to the Imperial Tobacco circular of 18 July 2007, this supplementary circular contains, amongst other things, Imperial Tobacco’s confirmation on the sufficiency of the working capital of the enlarged group, an update on the material contracts and litigation of Altadis, confirmation that there has been no significant change in the financial or trading position of Altadis since 30 June 2007, updated financial information on Altadis and pro forma financial information for the enlarged group.

Shareholders need not take any action in respect of the supplementary circular.

A copy of the supplementary circular is available on Imperial Tobacco’s website: www.imperial-tobacco.com

Enquiries

Imperial Tobacco

Alex Parsons (Head of Corporate Communications)	Telephone:+44 (0) 7967 467241
Simon Evans (Group Press Officer)	Telephone:+44 (0) 7967 467684
John Nelson-Smith (Investor Relations Manager)	Telephone:+44 (0) 117 933 7032
Nicola Tate (Investor Relations Manager)	Telephone:+44 (0) 117 933 7082

Citi (financial adviser to Imperial Tobacco)	Telephone:+44 (0) 20 7986 4000

Ian Carnegie-Brown
Ian Hart

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority,  is acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com

This press release is not an offer of securities for sale in the United States. The securities of Imperial Tobacco may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.